Drinker Biddle & Reath LLP

191 North Wacker Drive, Suite 3700

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

August 18, 2015

VIA EDGAR TRANSMISSION

Mr. Ed Bartz

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sterling Capital Funds (the “Funds” or “Registrant”)
Registration Statement on Form N-14/A
(File No. 333-205870)

Dear Mr. Bartz:

Set forth below are our responses to your comments on the Registrant’s Registration Statement on Form N-14/A filed on July 31, 2015 (the “Registration Statement”). Page references correspond to those of the Registration Statement as filed with the Securities and Exchange Commission on July 31, 2015. Unless otherwise noted, defined terms herein have the meanings ascribed to them in the Registration Statement. Our responses follow your comments:

1.         Comment: Please confirm that the Registrant has received a manually signed legal opinion of Ropes & Gray LLP regarding the legality of the securities being offered.

            Response: The Registrant confirms that it has received a manually signed legal opinion of Ropes & Gray LLP regarding the legality of the securities being offered.

2.         Comment: Under the “Real Estate Funds” heading in the “Principal Investment Strategy and Policies” section on pages 6 and 7, the Registrant discloses that while the Stratton Real Estate Fund’s dollar-weighted average maturity, under normal circumstances, will range between 0 and 10 years, the corresponding Acquiring Fund does not include a similar metric in its principal investment strategy. Please disclose that the corresponding Acquiring Fund may purchase debt of any maturity and describe the corresponding Acquiring Fund’s credit quality policy. If the credit quality policy states that the corresponding Acquiring Fund may purchase bonds that are below investment grade, please disclose that such bonds are commonly known as “junk bonds.”

Mr. Ed Bartz

August 18, 2015

Response: The Registrant will revise the relevant disclosure in the paragraph under “Real Estate Funds” on pages 6 and 7 to read as follows:

“The Stratton Real Estate Fund’s dollar-weighted average maturity, under normal circumstances, will range between 0 and 10 years, while the corresponding Acquiring Fund does not include a similar metric in its principal investment strategy. The corresponding Acquiring Fund may purchase debt of any maturity. The corresponding Acquiring Fund expects to limit these investments principally to investment grade debt obligations (i.e., obligations rated within the top four rating categories by a Nationally Recognized Statistical Rating Organization (“NRSRO”) or of comparable quality as determined by the corresponding Acquiring Fund’s investment adviser).”

3.         Comment: Under the “Voting Information” section beginning on page 28, please describe the treatment of broker “non-votes.”

Response: The Registrant will revise the relevant disclosure by adding the following language to the end of the first paragraph under “Quorum Requirements” on page 28:

“Broker “non-votes” (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as present for purposes of determining if a quorum is present, but as not entitled to vote and will have the effect of a vote against approval of a proposal.”

We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at (312) 569-1107.

Sincerely,

/s/ David Williams
David Williams